August 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	QuantumScape Corporation
Registration Statement on Form S-3
Filed July 29, 2022
File No. 333-266419

Acceleration Request
	Requested Date:	August 10, 2022
	Requested Time:	4:30 p.m. (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, QuantumScape Corporation (the “Company”) hereby requests that the above-referenced Registration Statements be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statements have been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael J. Danaher at (650) 320-4625.

Very truly yours,

QuantumScape Corporation

/s/ Kevin Hettrich
Kevin Hettrich
Chief Financial Officer

cc:	Jagdeep Singh

Michael McCarthy

QuantumScape Corporation

Michael J. Danaher

Mark B. Baudler

Wilson Sonsini Goodrich & Rosati, P.C.